Exhibit 3.4

MHI HOSPITALITY CORPORATION

ARTICLES SUPPLEMENTARY

FOR

SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

The undersigned officers of MHI HOSPITALITY CORPORATION, a corporation organized and existing under the laws of the State of Maryland (the “Corporation”), do hereby state and certify that pursuant to the authority expressly vested in the board of directors of the Corporation (the “Board”) by the Articles of Amendment and Restatement and bylaws, as amended, the Board of Directors, by unanimous written consent pursuant to Section 2-408(c) of the General Corporation Law of the State of Maryland duly adopted the following resolutions:

RESOLVED, that pursuant to Article VI of the Articles of Amendment and Restatement, the Corporation shall provide for the issue of 25,000 shares of the Corporation’s preferred stock, $.01 par value per share, having a stated face amount of $1,000.00 per share; that such preferred stock is hereby designated the “Series A Cumulative Redeemable Preferred Stock”; and further

RESOLVED, that the Series A Cumulative Redeemable Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth below:

Section 1. Designation. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation, a series of preferred stock designated as the Series A Cumulative Redeemable Preferred Stock, $.01 par value per share (the “Series A Preferred Stock”). Each share shall have a stated value of $1,000.00 and a liquidation preference of $1,000.00 (the “Liquidation Preference”).

Section 2. Number of Shares. The total number of authorized shares of Series A Preferred Stock shall be 27,650 shares, which may from time to time be increased by the Board. Fractional shares of Series A Preferred Stock may be issued.

Section 3. Rights, Preferences and Restrictions. Each share of Series A Preferred Stock shall rank on a parity with each other share of Series A Preferred Stock. The Series A Preferred Stock shall have the rights, preferences, qualifications, limitations and restrictions as set forth herein.

Section 4. Cumulative Dividends. To the extent permitted by Section 15, the Series A Preferred Stock shall receive, out of any assets at the time legally available therefor and when and as declared by the Board, (i) cash dividends accruing on a daily basis from the Original Issue Date (as hereinafter defined) through and including the date on which such dividends are paid at the annual rate of 10% of the Liquidation Preference per share of the Series A Preferred Stock

(“Cash Dividend”) and (ii) dividends payable in additional shares of Series A Preferred Stock accruing on a daily basis from the Original Issue Date or the applicable issue date through and including the date on which such dividends are paid at the annual rate of 2% of the Liquidation Preference per share of the Series A Preferred Stock (“Stock Dividend”) (the Cash Dividend and Stock Dividend collectively, the “Preferred Dividends”). The dividend payment dates for the Preferred Dividends then accrued and accumulated on the Series A Preferred Stock shall be the last Business Day of September, December, March and June of each year. A “Business Day” is a day other than (i) a Saturday or Sunday or (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed. The Original Issue Date means April 18, 2011. Notwithstanding anything to the contrary contained in these Articles Supplementary, the Corporation shall have no obligation to declare or pay any Preferred Dividends to the extent such declaration or payment is prohibited by Section 15. If the Corporation fails to pay a Preferred Dividend accrued on the shares of Series A Preferred Stock by the applicable dividend payment date, such accrued Preferred Dividend shall continue to accrue and cumulate at an annual rate of 12% applied to the Liquidation Preference, compounded as of the applicable dividend payment date. Such Preferred Dividends shall accrue on each share of Series A Preferred Stock from day to day from the date of initial issuance of such shares whether or not earned or declared so that if such Preferred Dividends with respect to any previous dividend period at the rate provided for herein have not been paid on, or declared and set apart for, all shares of Series A Preferred Stock at the time outstanding, the deficiency shall be fully paid on, or declared and set apart for, such shares (i) before any distribution shall be paid on, or declared and set apart for Common Stock and (ii) upon redemption of the Series A Preferred Stock. For purposes of this Section 4, unless the context otherwise requires, “distribution” shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise.

Section 5. Liquidation, Dissolution and Winding Up. To the extent permitted by Section 15, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred Stock shall be entitled to be paid or to have set apart for payment an aggregate amount equal to $1,000 per share of Series A Preferred Stock together, in each case, with a sum equal to the accrued but unpaid Preferred Dividends, if any, from the date from which such Preferred Dividends respectively became accrued to the date fixed for payment of such amount or amounts before any distribution or payment shall be made to the holders of the Common Stock. If, upon any such dissolution or distribution, the assets of the Corporation distributable among the holders of the Series A Preferred Stock entitled to a preference shall be insufficient to pay in full the preferential amount as described in this Section 5, then such assets, or the proceeds thereof, shall be distributed among the holders of the Series A Preferred Stock ratably. No consolidation or merger of the Corporation with another corporation or corporations and no sale, lease or conveyance by the Corporation of all or part of its assets shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 5.

Section 6. Redemption.

(a) Mandatory Redemption. (i) To the extent permitted by Section 15, the Corporation shall, in conformity with the provisions of the General Corporation Law of the State of Maryland, redeem all of the issued and outstanding shares of Series A Preferred Stock by paying the holders of record thereof $1,000.00 per share, plus, in each case, an amount equal to any accrued and unpaid Preferred Dividends thereon as of the redemption date (the “Redemption Price”) within five (5) Business Days on (a) the earliest to occur of any of the following (each a “Trigger Event” and collectively the “Trigger Events”): (A) April 18, 2016, (B) failure to pay the full aggregate amount of Cash Dividends and Stock Dividends for any two consecutive dividend payment dates as described in Section 4, (C) Hotel NOI for the trailing twelve month period at the end of any calendar quarter on or after December 31, 2012 is below $18,000,000 and (D) (i) the failure of the Corporation or any of its subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness in an individual principal amount of $500,000 or more or with an aggregate principal amount of $1,000,000 or more, in each case beyond the grace period, if any, provided therefor, or (ii) the breach or default by the Corporation or any of its subsidiaries with respect to any other material term of (a) one or more items of Indebtedness in the individual or aggregate principal amounts referred to in clause (i) above or (b) any loan agreement, mortgage, indenture or other agreement relating to such item of Indebtedness, in each case (x) not waived by the applicable holder or holders of such Indebtedness and (y) beyond the grace period, if any, provided therefor, if as a result of such breach or default, the holder or holders of such Indebtedness (or a trustee on behalf of such holder or holders) declares an “event of default” with respect to such Indebtedness or agreement or (b) the Board Determination Date. Commencing on and after December 31, 2012, within 45 days of the end of each calendar quarter, the Corporation shall prepare a calculation of the Hotel NOI for the twelve-month period ending as of the end of such calendar quarter (the “Hotel NOI Calculation”) and deliver the Hotel NOI Calculation to the holders of the Series A Preferred Stock. The Hotel NOI Calculation shall be accompanied with a certificate of the Chief Financial Officer certifying that such calculation was prepared on a consistent basis and the calculation is true and correct.

(ii) To the extent permitted by Section 15, the Corporation shall, upon receipt of Net Asset Sales Proceeds or Net Debt Issuance Proceeds and in conformity with the provisions of the General Corporation Law of the State of Maryland, redeem to the extent of the Net Asset Sales Proceeds or the Net Debt Issuance Proceeds, such portion of the issued and outstanding shares of Series A Preferred Stock by paying the holder of record thereof the Redemption Price per share of Series A Preferred Stock, plus the Make Whole (as defined below) (if any); provided that such redemption shall not be required to the extent that the Net Asset Sale Proceeds or the Net Debt Issuance Proceeds are required to be applied to repay any Senior Indebtedness; provided further, that redemption from up to $5,000,000 of the Net Asset Sale Proceeds and Net Debt Issuance Proceeds, collectively, shall not be required to be accompanied with the Make Whole (as defined below).

(iii) To the extent permitted by Section 15, the Corporation shall, in conformity with the provisions of the General Corporation Law of the State of Maryland, redeem all of the issued and outstanding shares of Series A Preferred Stock upon the occurrence of the failure by the Corporation to observe any of the covenants set forth in Section 9, by paying the holder of record thereof the Redemption Price per share of Series A Preferred Stock, plus the Make Whole (as defined below) (if any).

(b) Optional Redemption. To the extent permitted by Section 15, the Corporation may, at its option, through its Board and in conformity with the provisions of the General Corporation Law of the State of Maryland, redeem all or any part of the issued and outstanding shares of Series A Preferred Stock (i) at any time prior to April 18, 2014 by paying the holders of record thereof the Redemption Price plus an amount equal to all Preferred Dividends which would have accrued on the Series A Preferred Stock to be redeemed from the Redemption Date (as defined below) through April 18, 2014 (the “Make Whole”) or (ii) at any time from and after April 18, 2014 by paying the holders of record thereof the Redemption Price out of funds legally available therefor. In the event that less than all of the issued and outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this section, the shares to be redeemed shall be chosen by lot, pro rata, or by such equitable method as the Board may determine, with adjustments to the extent practicable to equalize for any prior redemptions.

(c) Redemption Terms.

(i) In the event of any optional redemption pursuant to Section 6(b), a notice fixing the time and place of redemption shall be mailed not less than 30 days or more than 60 days prior to the date so fixed (the “Redemption Date”) to each holder of record of shares of Series A Preferred Stock to be redeemed at such holder’s address as it appears on the records of the Corporation. Such notice shall state that the number of the holder’s shares specified therein are being called for redemption and shall set forth the procedure for surrendering the certificates representing the shares called for redemption and for receiving payment of the Redemption Price and Make Whole (if applicable) from the Corporation.

(ii) Notice of redemption having been so mailed and provision for payment of the Redemption Price and Make Whole (if applicable) for such shares on the specified Redemption Date having been made by the Corporation, then, unless a default is made in the payment of the Redemption Price and Make Whole (if applicable) for such shares when and as due: (A) the shares of Series A Preferred Stock designated for redemption in such notice shall not be entitled to any distributions accruing after the Redemption Date specified; (B) on such Redemption Date all rights of the respective holders of such shares, as shareholders of the Corporation by reason of the ownership of such shares, shall cease, except the right to receive the Redemption Price and Make Whole (if applicable) of such shares upon presentation and surrender of the respective certificates representing such shares; and (C) such shares shall not after such Redemption Date be deemed to be outstanding. In order to receive payment of the Redemption Price and Make Whole (if applicable), the holder of any shares redeemed pursuant to this Section 6 shall before or within 60 days after the Redemption Date for such shares surrender the certificate or certificates representing such shares to the place set forth in the notice of redemption.

Section 7. Voting Rights. (a) Voting. The holders of the Series A Preferred Stock shall have only the voting rights described in this Section 7 and as otherwise from time to time required by law. The affirmative vote or consent of holders of two-thirds of the issued and outstanding shares of Series A Preferred Stock, voting separately as a class, shall be required for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of the Corporation’s Articles of Incorporation if the amendment, alteration or repeal adversely affects the rights or preferences of the Series A Preferred Stock (the creation and issuance of any other capital stock of the Corporation ranking senior to or on a parity with the Series A Preferred Stock shall, for the avoidance of doubt, adversely affect such power, preference or special rights of the Series A Preferred Stock).

(b) Board Seats. The holders of Series A Preferred Stock shall have the exclusive right, voting separately as a single class, to elect one (1) member of the Board (“Investor Designee”) and to have one (1) observer to attend and be notified of all Board meetings, which right shall terminate upon redemption of the Series A Preferred Stock; provided, however, that each committee of the Board shall have the right, in its sole discretion, to dismiss the observer from any committee meetings of the Board. In the event that the Investor Designee has not been appointed to, and serving as a member of, the Board by that date that is 90 days after April 18, 2011 (the “Board Determination Date”), then the Corporation shall redeem all of the issued and outstanding shares of Series A Preferred Stock in accordance with Section 6(a).

Section 8. Reporting. The Corporation shall furnish to each holder Series A Preferred Stock: (i) as soon as available, but in any event within ninety (90) days after the close of each fiscal year of the Corporation, the audited consolidated financial statements of the Corporation and its subsidiaries for such fiscal year, certified by its accountants; (ii) within one Business Day of filing of any report or other information (a “Filing”) with the Securities and Exchange Commission, a copy of such Filing; (iii) as soon as available but in any event within forty-five (45) days after the end of each fiscal quarter of the Corporation, the unaudited consolidated financial statements of the Corporation and its subsidiaries for such quarter, certified by its chief financial officer pursuant to a financial officer certification; (iv) as soon as available but in any event within thirty (30) days after the end of each fiscal month, the unaudited consolidated financials of the Corporation and its subsidiaries for such month, certified by its chief financial officer pursuant to a financial officer certification; and (v) any other information or reports supplied to any of the Corporation’s lenders, including but not limited to the quarterly financial covenant compliance report with supporting detailed calculations attached.

Section 9. Covenants. Until redemption of all of the shares of the Series A Preferred Stock at the Redemption Price, the Corporation will not and shall cause its subsidiaries to not, without the consent of the holders of a majority of the issued and outstanding shares of the Series A Preferred Stock:

(a) Merger; Disposition or Acquisition of Assets. (a) effect a Change of Control; (b) amend or change its articles of incorporation, articles of organization or code of regulations/bylaws, in each case, in a manner that is materially adverse to the holders of Series A Preferred Stock; (c) merge or consolidate with any entity; (d) except with respect to the disposition of one or more Hotel Properties, sell, lease, transfer or otherwise dispose of, or grant any Person an option to acquire, or sell and leaseback, all or substantially all of its assets, whether now owned or hereafter acquired (in each case other than in the ordinary course of business); provided that the Net Asset Sale Proceeds from the disposition of Hotel Properties shall be applied pursuant to Section 6(a)(ii); or (e) acquire, purchase or otherwise obtain assets or property, including shares of Capital Stock, other than in the ordinary course of business and in any event in amount in excess of $2,000,000.

(b) Restricted Payments. Through any manner or means or through any other Person, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Payment except (i) as required by the Internal Revenue Code of 1986, as amended, to maintain the Corporation’s status as a Real Estate Investment Trust, (ii) payments of dividends to the holders of the Common Stock, so long as at the time of, and after giving effect to such Restricted Payment, the Corporation has at least $7,500,000 in Cash or Cash Equivalents; and (iii) Restricted Payments made by a wholly-owned direct or indirect subsidiary of the Corporation to its parent entity.

(c) Refinance. Amend, modify or change any Indebtedness to shorten its maturity or refinance any Indebtedness with Indebtedness that matures prior to the Indebtedness being refinanced or provide unsecured Indebtedness with any collateral or provide secured Indebtedness with security or increase, modify, amend or change the collateral or security for secured Indebtedness; provided, however, the Corporation may amend, modify or change secured Indebtedness to unsecured Indebtedness; provided, further, the Corporation may refinance all or any portion of its Senior Indebtedness and in connection therewith, modify the collateral securing such Senior Indebtedness, to the extent that such Senior Indebtedness was secured by collateral prior to such refinancing.

(d) Dilution. Issue any Common Stock (or securities convertible into shares of Common Stock) at an issuance price less than the Exercise Price (other than Common Stock (or securities convertible into shares of Common Stock) issued (a) pursuant to the redemption of units issued by the Company’s operating partnership; (b) pursuant to the Company’s 2004 Long-Term Incentive Plan (or any successor plan approved by the Board); and (c) in the form of compensation (i) to an employee pursuant to his or her employment agreement or (ii) to an officer, director or consultant of the Company as approved by its Board), unless the Corporation uses the proceeds from such issuance to redeem in full all of the shares of the Series A Preferred Stock.

Section 10. Remedies. In the event the Corporation does not redeem the Series A Preferred Stock after the occurrence of any Trigger Event as required by Section 6(a), then, within sixty (60) days after the Trigger Event (the “Initial Period”), the Corporation shall in good faith (i) prepare and file during the Initial Period a registration statement with the Securities and Exchange Commission which registration provides for the issuance of shares of Common Stock (an “Equity Raise”) and/or (ii) negotiate and execute a non-binding letter of intent for an Asset Sale (each Asset Sale and/or Equity Raise, a “Potential Transaction”), with anticipated proceeds, if any, from the sale of the shares of Common Stock, based upon the closing price of such stock on the date of such filing, when combined with the Net Asset Sale Proceeds, if any, sufficient to redeem in full the Series A Preferred Stock. In the event the Corporation pursues a Potential Transaction as required by the preceding sentence, the Corporation shall, within an additional forty-five (45) days beyond the Initial Period or such shorter period in the event the Potential Transaction is no longer being pursued in good faith by the Corporation (the “Final Period”), raise proceeds from one or more Potential Transactions sufficient to redeem in full the Series A Preferred Stock. In the event the Corporation has not redeemed all of the Series A Preferred Stock in full by the end of the Final Period then holders of the Series A Preferred Stock (the “Entitled Holders”) shall have the immediate right to designate additional members to the Board so that the Entitled Holders shall have appointed members to the Board (including the Investor Designee) which represent the minimum number needed to represent a majority of the Board so long as the sum of the aggregate Liquidation Preference of the Series A Preferred Stock owned by the Entitled Holders and the outstanding principal balance under the Note Agreement (if the Entitled Holders or any affiliate of an Entitled Holder is the holder of the Note) (together, the “Ownership Interest”), shall be more than fifty percent (50%) of the sum of the aggregate market value of the Corporation’s outstanding Common Stock computed by use of the “Closing Price” (as defined below) in the principal market for the Common Stock plus the Ownership Interest (together, the “Aggregate Value”) on the date the Board Designation Notice (as hereinafter defined) is given; provided, however, that as long as the Entitled Holder’s Ownership Interest is more than 10% and less than a majority of the Aggregate Value, such Entitled Holders shall be entitled to appoint that number of directors equal to the nearest whole number obtained by multiplying the Entitled Holder’s Ownership Interest divided by the Aggregate Value by the number of directors that are to serve on the Board (after giving effect to the Investor Designee) (such calculations shall hereinafter be referred to as the “Ownership Interest Calculation”); provided, however, that in no event would the Entitled Holders be entitled to appoint a majority of the Board if the Entitled Holder’s Ownership Interest is less than a majority of the Aggregate Value. The Corporation shall create such number of vacancies on the Board as is necessary to permit the Entitled Holders to designate the Board members the Entitled Holders are entitled to designate pursuant to this Section 10 (the “Additional Board Designees”) either by (i) an increase in the number of members serving on the Board in accordance with the terms of the Corporation’s Articles of Incorporation and Bylaws, (ii) director resignations or (iii) a combination thereof. For purposes of this Section 10, the “Closing Price” for the Common Stock shall be the mean between the closing high bid and low asked quotation in the over-the-counter market as shown by the National Association of Securities Dealers Automated Quotation System or any successor system, or if the Common Stock is listed on the Nasdaq Stock Market, the closing consolidated bid price, or, if the Common Stock is listed on another principal securities exchange, the last sale price, regular way.

The Board members appointed pursuant to this Section 10 shall at all times have the right to serve until the expiry of the term for which they were appointed, at which time if the Corporation has not redeemed all of the Series A Preferred Stock, the Entitled Holders shall continue to have the right to appoint the Additional Board Designees, subject to adjustment based on the Ownership Interest Calculation. For the avoidance of doubt, the Ownership Interest Calculation shall be calculated only upon the expiry of the term for which such Additional Board Designee shall have been appointed. The right to appoint Additional Board Designees shall terminate upon redemption of all of the Series A Preferred Stock. The Entitled Holders may exercise their right to designate Additional Board Designees by giving written notice of such to the Chairman of the Board of the Corporation (the “Board Designation Notice”), which notice shall specify the individuals who will serve as the Additional Board Designees, the calculation of the Ownership Interest of the Entitled Holders and the Aggregate Value.

Section 11. Definitions. As used herein, the following terms have the meanings stated below.

(a) “Asset Sale” means a sale, lease or sublease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property with, any Person (other than the Corporation or any subsidiary of the Corporation), in one transaction or a series of transactions permitted by the Credit Agreement, of all or any part of the businesses of the Corporation or any subsidiary of the Corporation, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, other than inventory or other assets sold, leased, subleased, assigned, conveyed, transferred or disposed of in the ordinary course of business.

(b) “Bankruptcy Law” means the Bankruptcy Code and any other federal, state, or foreign law for the relief of debtors.

(c) “Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with general accepted accounting principles, is or should be accounted for as a capital lease on the balance sheet of that Person.

(d) “Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

(e) “Cash” means cash, money, currency or a credit balance in any Deposit Account (as defined in the UCC).

(f) “Cash Equivalents” means, as at any date of determination, (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government, or (ii) issued by any agency of the United States of America the obligations of which are backed by the full faith and credit of the United States of America, in each case maturing within one year after such date; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (c) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (d) certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that (i) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator), and (ii) has

Tier 1 capital (as defined in such regulations) of not less than $100,000,000; (e) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets of not less than $500,000,000, and (iii) has the highest rating obtainable from either S&P or Moody’s; and (f) the Corporation may apply up to $5,000,000 of the undrawn Term Loan Commitment (as such term is defined in the Note Agreement) under the Note Agreement.

(g) “Change of Control” means, at any time, (a) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) (i) shall have acquired beneficial ownership of 50% or more on a fully diluted basis of the voting and/or economic interest in the Capital Stock of the Corporation or (ii) shall have obtained the power (whether or not exercised) to elect a majority of the members of the Board (or similar governing body) of the Corporation; (b) the majority of the seats (other than vacant seats) on the Board (or similar governing body) of the Corporation cease to be occupied by Persons who either (i) were members of the Board on the Closing Date, or (ii) were nominated for election by the Board, a majority of whom were directors on the Closing Date or whose election or nomination for election was previously approved by a majority of such directors; or (c) any event, transaction or occurrence as a result of which Andrew M. Sims shall for any reason cease to be actively engaged in the day-to-day management of the Corporation in the role such Person serves on the Closing Date, unless an interim or permanent successor reasonably acceptable to two-thirds of the holders of the Series A Preferred Stock is appointed within ninety (90) days after the date on which such individual ceases to hold any such office.

(h) “Common Stock” shall mean the Common Stock, par value $.01 per share, of the Corporation as authorized on the date hereof, and also any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(i) “Credit Agreement” means that certain Credit Agreement, dated as of May 8, 2006, among the Corporation, as borrower, Branch Banking & Trust Company, as Administrative Agent, and certain lenders party thereto, as amended, restated or otherwise modified from time to time.

(j) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

(k) “Exercise Price” mean the Exercise Price as defined in the Warrant Agreement.

(l) “GAAP” means generally accepted accounting principles in the United States as in effect from time to time, consistently applied throughout the period to which reference is made.

(m) “Hotel NOI” means, for any period, an amount (as determined in accordance with GAAP consistently applied with the financial statements of the Corporation on file with the

Securities and Exchange Commission from time to time) equal to (i) the sum of the amounts for such period of (a) Net Operating Income of the Corporation and its consolidated subsidiaries, plus (b) “Corporate general and administrative” expense of the Corporation and its consolidated subsidiaries, plus (c) “Depreciation and amortization” expense of the Corporation and its consolidated subsidiaries, plus (d) the amount of “Equity income (loss) in joint venture” of the Corporation and its consolidated subsidiaries, plus (e)(I) “Depreciation and amortization” expense of the joint venture owning the Crown Plaza Hollywood Beach Resort multiplied by (II) the percentage of the Corporation’s equity interest in such joint venture, less (ii) the sum of the amounts for such period of (a)(I) 3% multiplied by (II) the “Rooms department” revenue of the Corporation and its consolidated subsidiaries, plus (b)(I) 3% multiplied by (II) the “Rooms department” revenue of the joint venture owning the Crown Plaza Hollywood Beach Resort multiplied by (III) the percentage of the Corporation’s equity interest in such joint venture.

(n) “Hotel Property” means a hotel (including land, building, improvements, equipment and all related personal property used or useful in connection with such hotel operations) that is owned by the Corporation or a subsidiary of the Corporation.

(o) “Indebtedness” means, with respect to any Person, without duplication, the following: (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services other than accounts payable and accrued liabilities that would be classified as current liabilities under GAAP which payables and expenses are incurred in respect of property or services purchased in the ordinary course of business, (c) all obligations of such Person evidenced by notes, bonds, debentures or similar borrowing or securities instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (e) all obligations of such Person as lessee under Capital Leases, (f) all obligations of such Person in respect of banker’s acceptances and letters of credit, (g) all obligations of such Person secured by Liens on the assets and property of such Person, (h) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Capital Stock or other ownership or profit interest in such Person or any other Person or any warrants, rights or options to acquire such Capital Stock, (i) all obligations of such Person in respect of any guaranty by such Person of any obligation of another Person of the type described in clauses (a) through (h) of this definition, and (j) all obligations of another Person of the type described in clauses (a) through (i) secured by a Lien on the property or assets of such Person (whether or not such Person is otherwise liable for such obligations of such other Person).

(p) “Insolvency Proceeding” means:

(i) any voluntary or involuntary case or proceeding under any Bankruptcy Law with respect to the Corporation;

(ii) any other voluntary or involuntary insolvency or bankruptcy case or proceeding, or any receivership, liquidation or other similar case or proceeding with respect to the Corporation or with respect to a material portion of its assets;

(iii) any liquidation, dissolution, or winding up of the Corporation whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or

(iv) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Corporation.

(q) “Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (a) cash payments received by the Corporation and any of its subsidiaries from such Asset Sale, minus (b) any bona fide direct costs incurred in connection with such Asset Sale to the extent paid or payable to non-affiliates, including (i) income or gains taxes payable by the seller as a result of any gain recognized in connection with such Asset Sale during the tax period the sale occurs, (ii) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness that is secured by a lien or change on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale, and (iii) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by the Corporation or any of its subsidiaries in connection with such Asset Sale; provided that upon releases of such reserve, the amount released shall be considered Net Asset Sale Proceeds.

(r) “Net Debt Issuance Proceeds” means cash proceeds from the incurrence of Indebtedness of the Corporation or any of its subsidiaries, net of underwriting discount and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses.

(s) “Note Agreement” means that certain Note Agreement, dated as of April 18, 2011, by and between the Corporation, as borrower, the lenders from time to time party thereto and Essex Equity High Income Joint Investment Vehicle, LLC, as agent, as such Note Agreement may be amended, restated or otherwise modified from time to time.

(t) “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, other legal entities and governmental bodies.

(u) “Restricted Payment” means (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of Capital Stock of the Corporation or its subsidiaries now or hereafter outstanding, (except (i) a dividend payable solely in shares of that class of Capital Stock to the holders of that class or (ii) a Preferred Dividend); (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of the Corporation or its subsidiaries now or hereafter outstanding (other than any redemption (i) by the Corporation’s operating partnership to redeem units in exchange for cash or, at the Corporation’s option, shares of Common Stock or (ii) of the Corporation’s Series A Preferred Stock); (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of the Corporation or its subsidiaries now or hereafter outstanding; (d) management or similar fees payable to any shareholder of the Corporation (other than management fees payable to the Corporation’s affiliated management company); and (e) any payments made in the form of compensation (i) to an employee pursuant to his or her employment agreement or (ii) to an officer, director or consultant of the Company as approved by its Board.

(v) “Senior Indebtedness” means all indebtedness outstanding from time to time pursuant to the Credit Agreement and the Note Agreement.

(w) “UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in the State of New York or, when the context implies, the Uniform Commercial Code as in effect from time to time in any other applicable jurisdiction. All references herein to the provisions of the UCC shall include all successor provisions under any subsequent version or amendment to any Article of the UCC.

(x) “Warrant Agreement” means that certain Warrant Agreement, dated as of April 18, 2011, pursuant to which the holders may purchase, subject to adjustment, 1,900,000 shares of Common Stock.

Section 12. No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Articles Supplementary and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of Series A Preferred Stock.

Section 13. Issuance of Preferential Stock. So long as any shares of the Series A Preferred Stock are outstanding, the Corporation will not, without the affirmative vote or consent of the holders of two thirds of the issued and outstanding shares of the Series A Preferred Stock (i) authorize or issue shares of Capital Stock ranking prior to the Series A Preferred Stock in respect of liquidation, redemption or conversion, or (ii) change any provision hereof so as to adversely affect the rights or preferences of the Series A Preferred Stock.

Section 14. Transfer Restrictions. No holder of Series A Preferred Stock may offer, sell, assign, hypothecate, pledge or otherwise transfer any shares of Series A Preferred Stock (other than any such actions to such holder’s affiliates) during the period ending on the third anniversary following the date of these Articles Supplementary without the prior written consent of the Corporation, which consent may be granted or withheld in its sole and absolute discretion.

Section 15. Certain Restrictions on Series A Preferred Stock.

a.	Restrictions on Payments of Dividends. The holders of the Series A Preferred Stock may not receive, and the Corporation shall not declare, authorize or pay any dividends or distributions on the Series A Preferred Stock except as permitted in accordance with the terms of Section 5.45 of the Credit Agreement (as in effect on the date hereof).

b.	Restrictions on Redemptions. The holders of the Series A Preferred Stock may not receive, and the Corporation shall not declare, authorize or pay any payment or distribution in respect of any redemption of the Series A Preferred Stock (whether such redemption is pursuant to Section 6 or otherwise) except as permitted in accordance with the terms of Section 5.45 of the Credit Agreement (as in effect on the date hereof).

c.	Restrictions on Remedies after an Event of Default under Credit Agreement. After an Event of Default (as defined in the Credit Agreement) under the Credit Agreement, the holders of the Series A Preferred Stock shall not be permitted to exercise any remedies described in these Articles Supplementary, including, but not limited to, those remedies described in Section 10; provided, however, this restriction shall not prohibit the initiation of a legal proceeding by the holders of the Series A Preferred Stock seeking to compel the Corporation to implement (a) the Additional Board Designees in accordance with Section 10 or (b) an Equity Raise.

d.	Prohibition on Contesting Liens. No holder of the Series A Preferred Stock will, directly or indirectly, contest, or support any other person or entity in contesting, in any proceeding (including any Insolvency Proceeding), the priority or validity of any lien or security interest held by or on behalf of the administrative agent or any lender under the Credit Agreement.

e.	Turnover of Proceeds. All Restricted Payments or other distributions upon or with respect to the Series A Preferred Stock which are received by any holder of the Series A Preferred Stock contrary to the provisions of this Section 15 shall be received in trust for the benefit of the administrative agent under the Credit Agreement, shall be segregated from other funds and property held by the holders of the Series A Preferred Stock and shall be forthwith paid over to the administrative agent under the Credit Agreement in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) to or held as collateral (in the case of non-cash property or securities) for the payment or prepayment of the Obligations (as defined in the Credit Agreement) in accordance with the terms of the Credit Agreement.

f.	No Amendment to Credit Agreement. The Corporation shall not, and shall not permit any “Loan Party” (as defined in the Credit Agreement) or other subsidiary to amend, supplement, restate or otherwise modify any terms of any Loan Document (as defined in the Credit Agreement) that could reasonably be expected to be materially adverse to the interests of the holders of the Series A Preferred Stock without the prior written consent of the holders of a majority of the issued and outstanding shares of the Series A Preferred Stock. For the avoidance of doubt, such terms would include, without limitation, changes to any of the following: maturity date, interest rate, collateral, amount of debt, default provisions or default remedies.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed by David R. Folsom, as President and Chief Operating Officer, and attested by William J. Zaiser as Secretary.

MHI HOSPITALITY CORPORATION

By:	/s/ David R. Folsom
	Name:	David R. Folsom
	Title:	President and Chief Operating Officer

ATTEST:

/s/ William J. Zaiser
Name:	William J. Zaiser
Title:	Secretary